                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                AMENDMENT NO. 1*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 FIBERCORE, INC.
                                 ---------------
                                (Name of Issuer)

                    COMMON STOCK (PAR VALUE $0.001 PER SHARE)
                    -----------------------------------------
                         (Title of Class of Securities)

                                   31563b109
                                   ---------
                                 (CUSIP Number)

                                 Mark H. Swartz
                            Executive Vice President
                             Tyco International Ltd.
                         The Zurich Centre, Second Floor
                                90 Pitts Bay Road
                             Pembroke HM 08, Bermuda
                                 (441) 292-8674

                                 With copies to:

               Meredith B. Cross, Esq.            Fati Sadeghi, Esq.
             Wilmer, Cutler & Pickering        Senior Corporate Counsel
                 2445 M Street, N.W.         Tyco International (US) Inc.
               Washington, D.C. 20037                One Tyco Park
                   (202) 663-6000                  Exeter, NH 03833
                                                    (603) 778-9700

                              --------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                December 26, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 1 TO SCHEDULE 13D

-------------------                                       ----------------------
CUSIP NO. 31563b109                                       PAGE 2 OF 10 PAGES
-------------------                                       ----------------------

--------------------------------------------------------------------------------

         NAME OF REPORTING PERSON  Tyco International Ltd.
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  Not applicable

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*
         AF

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)    [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION  Bermuda

--------------------------------------------------------------------------------
    NUMBER OF
      SHARES        7     SOLE VOTING POWER
   BENEFICIALLY           0
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING       8     SHARED VOTING POWER
      PERSON              11,640,994
       WITH         ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER
                          0
                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER
                          11,640,994
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,640,994

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.46%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

-------------------                                       ----------------------
CUSIP NO. 31563b109                                       PAGE 3 OF 10 PAGES
-------------------                                       ----------------------

--------------------------------------------------------------------------------

         NAME OF REPORTING PERSON  Tyco Electronics Corporation
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 22-0332575

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*
         AF

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)    [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION  Pennsylvania

--------------------------------------------------------------------------------
    NUMBER OF
      SHARES        7     SOLE VOTING POWER
   BENEFICIALLY           0
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING       8     SHARED VOTING POWER
      PERSON              10,275,829
       WITH         ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER
                          0
                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER
                          10,275,829
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,275,829

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.94%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

-------------------                                       ----------------------
CUSIP NO. 31563b109                                       PAGE 4 OF 10 PAGES
-------------------                                       ----------------------

--------------------------------------------------------------------------------

         NAME OF REPORTING PERSON  Tyco Sigma Limited
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  Not applicable

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*
         WC

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)    [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION  Bermuda

--------------------------------------------------------------------------------
    NUMBER OF
      SHARES        7     SOLE VOTING POWER
   BENEFICIALLY           0
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING       8     SHARED VOTING POWER
      PERSON              1,352,375
       WITH         ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER
                          0
                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER
                          1,352,375
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,352,375

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.49%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

-------------------                                       ----------------------
CUSIP NO. 31563b109                                       PAGE 5 OF 10 PAGES
-------------------                                       ----------------------

--------------------------------------------------------------------------------

         NAME OF REPORTING PERSON  Tyco International Group S.A.
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  Not applicable

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)    [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION  Luxembourg

--------------------------------------------------------------------------------
    NUMBER OF
      SHARES        7     SOLE VOTING POWER
   BENEFICIALLY           0
     OWNED BY       ------------------------------------------------------------
       EACH
    REPORTING       8     SHARED VOTING POWER
      PERSON              10,288,619
       WITH         ------------------------------------------------------------

                    9     SOLE DISPOSITIVE POWER
                          0
                    ------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER
                          10,288,619
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,288,619

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.96%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         No change.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is amended to include the following additional information:

         (a) - (c) Tyco International Ltd. ("Tyco"), a Bermuda company, is a diversified manufacturing and service company that, through its subsidiaries:

               o designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards;

               o designs, engineers, manufactures, installs, operates and maintains undersea cable communications systems;

               o designs, manufactures and distributes disposable medical supplies and other specialty products;

               o designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

               o designs, manufactures and distributes flow control products and provides environmental consulting services.

         Tyco International Group S.A. ("TIGSA"), a Luxembourg company, is a wholly-owned subsidiary of Tyco. The registered and principal offices of TIGSA are located at 6, avenue Emile Reuter, Second Floor, L-2420 Luxembourg. TIGSA is a holding company whose only business is to own indirectly a substantial portion of the operating subsidiaries of Tyco. Otherwise, it conducts no independent business.

         Tyco, Tyco Electronics Corporation ("TEC"), Tyco Sigma Limited ("Tyco Sigma") and TIGSA are referred to collectively as the "Reporting Persons."

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Tyco, TEC, Tyco Sigma and TIGSA are set forth on Schedules I, II, III and IV annexed hereto (the "Schedules"), respectively, which are incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on the Schedules hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Except as indicated on the Schedules, each natural person identified is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended to include the following additional information:

         On December 26, 2000, TIGSA entered into a Guarantor Indemnification Agreement with FiberCore and three managing shareholders of FiberCore. Under that agreement, TIGSA agreed to guarantee a revolving credit loan from Fleet National Bank to FiberCore in an initial principal amount of up to $10 million, plus interest, costs and other amounts payable under the loan documents. The term of the revolving credit loan is five years, but the maximum principal amount of the loan decreases by $750,000 on December 20 of 2001 and each subsequent year during that period. In return for TIGSA's guarantee of the loan, FiberCore agreed to make payments to TIGSA as described below and issued to TIGSA one share of FiberCore's Series A Preferred Stock, which has the rights described in Item 6. All transactions closed simultaneously on December 26, 2000, but all transaction documents were dated as of December 20, 2000.

         GUARANTOR INDEMNIFICATION AGREEMENT. Under the terms of the Guarantor Indemnification Agreement, TIGSA has the following rights:

     o As long as TIGSA's guarantee remains in effect, FiberCore is required to make quarterly payments to TIGSA in an amount equal to 0.4% of the then current maximum principal amount of the revolving credit loan from Fleet National Bank.

          o The quarterly payments will be made in cash unless TIGSA notifies FiberCore to pay them in the form of newly issued unregistered FiberCore common stock ("Common Stock").

          o If the quarterly payments are made in Common Stock, the issue price per share will be equal to 90% of the weighted average daily trading price of the Common Stock for the ten trading days preceding the payment date.

     o If TIGSA's guarantee is called by the bank, FiberCore must reimburse TIGSA in the amount of the guarantee payment plus interest.

          o The reimbursement payment will be made in cash unless TIGSA notifies FiberCore to pay it in the form of newly issued unregistered FiberCore Common Stock.

          o If the reimbursement payment is made in Common Stock, the issue price per share will be equal to 80% of the weighted average daily trading price of the Common Stock for the ten trading days preceding the payment date.

     o As long as the Guarantor Indemnification Agreement remains in effect, FiberCore will be subject to certain reporting and other requirements and various restrictions, which are described in that agreement.

     o If an event of default occurs under the Guarantor Indemnification Agreement, TIGSA can pursue any remedies it has under applicable law and also can exercise its rights as holder of the Series A Preferred Stock, as described in Item 6.

     o The Guarantor Indemnification Agreement will terminate automatically when TIGSA's guarantee has been canceled and FiberCore has paid TIGSA all amounts due under the agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to include the following additional information:

         The purpose of the transactions described in this Amendment was to enable FiberCore to obtain revolving credit financing from Fleet National Bank in order to meet its working capital needs. Fleet National Bank advised FiberCore that it was unwilling to extend such financing without TIGSA's guarantee. TIGSA was willing to guarantee the bank loan provided that FiberCore agree to pay the quarterly fees, abide by the requirements and restrictions and make the reimbursements specified in the Guarantor Indemnification Agreement. The purpose of the issuance of the Series A

Preferred Stock was to give TIGSA the right (but not the obligation) to elect a majority of FiberCore's board of directors as a remedy in the event of a default under the Guarantor Indemnification Agreement.

         Under the terms of the Guarantor Indemnification Agreement discussed in
Item 3 and the terms of the Designation of Rights, Privileges and Preferences of Series A Preferred Stock discussed in Item 6, prior to an event of default under that agreement, FiberCore must permit TIGSA to designate one director to serve as a member of FiberCore's board of directors. TIGSA selected Michael Robinson as its representative on FiberCore's board of directors. In the Schedule 13D filed on September 5, 2000 to which this Amendment relates, the Reporting Persons reported FiberCore's intention to nominate Mark H. Swartz as a member of FiberCore's board of directors. Instead, prior to the transactions described in this Amendment, FiberCore nominated Mr. Robinson to serve as Tyco's representative on the FiberCore board of directors.

         Except as set forth above and in the initial Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in the Schedules to this Amendment, has any plans or proposals that relate to or would result in any of the matters referred to in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of January 5, 2001, Tyco beneficially owns through TEC, Tyco Sigma and TIGSA a total of 11,640,994 shares of Common Stock, constituting approximately 21.46% of the 54,255,132 total shares outstanding. The total number of shares of Common Stock outstanding is the number of shares outstanding as of October 31, 2000, as such number was disclosed in the Quarterly Report on Form 10-Q filed by FiberCore for the quarterly period ended September 30, 2000, plus 12,790 shares of Common Stock that TIGSA had the right to elect to receive within 60 days of January 5, 2001 as fees under the Guarantor Indemnification Agreement. The number of shares that could be received under the Guarantor Indemnification Agreement is estimated based on the market price of the Common Stock during the ten trading days preceding January 2, 2001.

          (b) Tyco has shared voting and dispositive power with respect to 11,640,994 shares of Common Stock. Tyco shares voting and dispositive power with TEC as to 10,275,829 shares of Common Stock, with Tyco Sigma as to 1,352,375 shares of Common Stock and with TIGSA as to 10,288,619 shares of Common Stock. TEC has shared voting and dispositive power with Tyco and TIGSA as to 10,275,829 shares of Common Stock, but it has no voting or dispositive power as to the Common Stock owned by Tyco Sigma or the Common Stock TIGSA may elect to receive under the Guarantor Indemnification Agreement. Tyco Sigma has shared voting and dispositive power with Tyco as to 1,352,375 shares of Common Stock, but it has no voting or dispositive power as to the Common Stock owned by TEC or TIGSA. TIGSA has shared voting and dispositive power with Tyco as to 10,288,619 shares of Common Stock and with TEC as to 10,275,829 shares of Common Stock, but it has no voting or dispositive power as to the Common Stock owned by Tyco Sigma.

          (c) During the past 60 days, none of the Reporting Persons has consummated any transactions with respect to the Common Stock, except the guarantee by TIGSA of FiberCore debt and the related right of TIGSA to elect to receive shares of Common Stock pursuant to the Guarantor Indemnification Agreement.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended to include the following additional information:

         TIGSA, FiberCore and the managing shareholders of FiberCore entered into the Guarantor Indemnification Agreement dated as of December 20, 2000 under which the parties agreed to the transactions described in Item 3 above. The terms of the Guarantor Indemnification Agreement are summarized in Item 3 above. In addition, as part of the same series of transactions, FiberCore issued one share of Series A Preferred Stock to TIGSA, with the rights, privileges and preferences summarized below.

         SERIES A PREFERRED STOCK. TIGSA has the following rights as holder of the Series A Preferred Stock pursuant to the Designation of Rights, Privileges and Preferences of Series A Preferred Stock of FiberCore:

     o The Series A Preferred Stock votes as a separate class to elect one or more Series A directors to FiberCore's board of directors and to approve or disapprove any proposed amendments to FiberCore's certificate of incorporation that would adversely affect the rights, privileges and preferences of the Series A Preferred Stock. Otherwise, the Series A Preferred Stock has no voting rights.

     o As long as the Series A Preferred Stock remains outstanding, FiberCore's board of directors must include at least one Series A director. TIGSA intends to designate Michael Robinson, an officer of Tyco International (US) Inc., who already serves on FiberCore's board of directors, as a Series A director.

     o If an event of default occurs under the Guarantor Indemnification Agreement, the holder of the Series A Preferred Stock can cause FiberCore's board of directors to be expanded to include a sufficient number of additional Series A directors such that the Series A directors constitute a majority of the board of directors.

     o If the Guarantor Indemnification Agreement is terminated according to its terms, all Series A directors will be deemed to resign and the Series A Preferred Stock will automatically be canceled.

         The foregoing descriptions of the Guarantor Indemnification Agreement and the terms of the Series A Preferred Stock are summaries and do not purport to be complete. Each of the Guarantor Indemnification Agreement and the Designation of Rights, Privileges and Preferences of Series A Preferred Stock have been filed with this Amendment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to include the following additional information:

EXHIBIT NO.             DESCRIPTION

4                       Designation of Rights, Privileges and Preferences of
                        Series A Preferred Stock

10                      Guarantor Indemnification Agreement, dated as of
                        December 20, 2000

99 Agreement of Joint Filing pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                    TYCO INTERNATIONAL LTD.

Date: January 9, 2001               By:    /s/ Mark H. Swartz
                                           --------------------------------
                                    Name:  Mark H. Swartz
                                    Title: Executive Vice President and
                                           Chief Financial Officer


                                    TYCO ELECTRONICS CORPORATION

Date: January 9, 2001               By:    /s/ Mark H. Swartz
                                           --------------------------------
                                    Name:  Mark H. Swartz
                                    Title: Vice President


                                    TYCO SIGMA LIMITED

Date: January 9, 2001               By:    /s/ Byron Kalogerou
                                           --------------------------------
                                    Name:  Byron Kalogerou
                                    Title: President


                                    TYCO INTERNATIONAL GROUP S.A.

Date: January 9, 2001               By:    /s/ Richard W. Brann
                                           --------------------------------
                                    Name:  Richard W. Brann
                                    Title: Managing Director

                                   SCHEDULE I
           EXECUTIVE OFFICERS AND DIRECTORS OF TYCO INTERNATIONAL LTD.

                                                                 PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD             CURRENT BUSINESS ADDRESS      OR EMPLOYMENT
L. Dennis Kozlowski                One Tyco Park                 Chairman of the Board, President and Chief
   Chairman of the Board,          Exeter, NH  03833             Executive Officer of Tyco
   President and Chief Executive
   Officer

Lord Ashcroft KCMG                 P.O. Box 1598                 Chairman of Carlisle Holdings Limited
   Director (citizen of Belize)    Belize City, Belize

Joshua M. Berman                   One Town Center Road          Director and Vice President of Tyco
   Director and Vice President     Boca Raton, FL  33486

Richard S. Bodman                  AT&T Ventures LLC             Managing General Partner of AT&T Ventures
   Director                        2 Wisconsin Circle            LLC
                                   Suite 610
                                   Chevy Chase, MD  20815

John F. Fort, III                  1323 North Boulevard          Director of Tyco
   Director                        Houston, TX  77006

Stephen W. Foss                    Foss Manufacturing Company,   Chairman, President and Chief Executive
   Director                        Inc.                          Officer of Foss Manufacturing Company, Inc.
                                   380 Lafayette Road
                                   Hampton, NH  03842

Philip M. Hampton                  R.H. Arnold & Co.             Co-Managing Director of R.H. Arnold & Co.
   Director                        152 West 57th Street
                                   44th Floor
                                   New York, NY  10019

Wendy E. Lane                      Lane Holdings, Inc.           Chairman, Lane Holdings, Inc.
   Director                        348 Grove Street
                                   Needham, MA  02492

James S. Pasman, Jr.               One Tyco Park                 Director of Tyco
   Director                        Exeter, NH  03833

W. Peter Slusser                   Slusser Associates, Inc.      President of Slusser Associates, Inc.
   Director                        One Citicorp Center
                                   Suite 5100
                                   153 East 53rd Street
                                   New York, NY  10022


                                      I-1

                                                                 PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD             CURRENT BUSINESS ADDRESS      OR EMPLOYMENT
Frank E.  Walsh, Jr.               Sandyhill Foundation          Chairman of Sandyhill Foundation
   Director                        330 South Street
                                   P.O. Box 1975
                                   Morristown, NJ  07962

Mark A. Belnick                    9 West 57th Street            Executive Vice President and Chief
   Executive Vice President        43rd Floor                    Corporate Counsel of Tyco
   and Chief Corporate             New York, NY  10019
   Counsel

Jerry R. Boggess                   One Town Center Road          President of Tyco Fire and
   President of Tyco Fire and      Boca Raton, FL  33486         Security Services
   Security Services

Neil R. Garvey                     60 Columbia Road              President, Chief Executive Officer and
   President, Chief Executive      Morristown, NJ  07960         Director of TyCom Ltd.
   Officer and Director of TyCom
   Ltd.

Juergen W. Gromer                  Postfach Carl Benz Str.       President of Tyco Electronics Corporation
   President of Tyco Electronics   12-14
   Corporation (citizen of Federal 64625 Benshiem, Germany
   Republic of Germany)

Stephen B. McDonough               Three Tyco Park               President of Tyco Flow
   President of Tyco Flow          Exeter, NH  03833             Control Products and Services
   Control Products and Services

Richard J. Meelia                  15 Hampshire Street           President of Tyco Healthcare
   President of Tyco Healthcare    Mansfield, MA  02048          Group
   Group

Mark H. Swartz                     One Tyco Park                 Executive Vice President and Chief
   Executive Vice President        Exeter, NH  03833             Financial Officer of Tyco
   and Chief Financial Officer

                                   SCHEDULE II
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          TYCO ELECTRONICS CORPORATION

                                                                                PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD                 CURRENT BUSINESS ADDRESS                 OR EMPLOYMENT
Juergen W. Gromer                      Postfach Carl Benz Str. 12-14            President
   President (citizen of Federal       64625 Benshiem, Germany
   Republic of Germany)

Mark H. Swartz                         One Tyco Park                            Executive Vice President and Chief
   Vice President                      Exeter, NH  03833                        Financial Officer of Tyco

Mark A. Belnick                        9 West 57th Street                       Executive Vice President and Chief
   Vice President                      43rd Floor                               Corporate Counsel of Tyco
                                       New York, NY  10019

Edward Federman                        P.O. Box 3608                            Executive Vice President and
   Executive Vice President and        MS 140-41                                Chief Financial Officer of Tyco
   Chief Financial Officer             Harrisburg, PA  17105                    Electronics Corporation

Irving Gutin                           One Tyco Park                            Senior Vice President of Tyco
   Vice President and Director         Exeter, NH  03833                        International (US) Inc.

Jeffrey D. Mattfolk                    One Town Center Road                     Senior Vice President, Business
   Vice President                      Boca Raton, FL  33486                    Development of Tyco International
                                                                                (US) Inc.

Scott Stevenson                        One Town Center Road                     Senior Vice President, Taxes of Tyco
   Vice President and Assistant        Boca Raton, FL  33486                    International (US) Inc.
   Treasurer

Michael A. Robinson                    One Town Center Road                     Senior Vice President and Corporate
   Treasurer                           Boca Raton, FL  33486                    Treasurer of Tyco International (US)
                                                                                Inc.

J. Brad McGee                          One Tyco Park                            Executive Vice President and Chief
   Director                            Exeter, NH  03833                        Strategy Officer of Tyco
                                                                                International (US) Inc.

M. Brian Moroze                        One Tyco Park                            General Counsel of Tyco
   Director                            Exeter, NH  03833                        International (US) Inc.

Lisa A. Kane                           One Town Center Road                     Assistant Treasurer of Tyco
   Assistant Treasurer                 Boca Raton, FL  33486                    International (US) Inc.


                                      II-1

                                                                                PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD                 CURRENT BUSINESS ADDRESS                 OR EMPLOYMENT
Kirsten Komoroske                      300 Constitution Drive                   General Legal Counsel and Vice
   Secretary                           MS R20-1B                                President, Human Resources of Tyco
                                       Menlo Park, CA  94205-1164               Electronics Corporation

Steve Creager                          300 Constitution Drive                   Associate General Counsel of Tyco
   Assistant Secretary                 MS 106/1B                                Electronics Corporation
                                       Menlo Park, CA  94205-1164

Richard Suminski                       3101 Fulling Mill Road                   Associate General Counsel of Tyco
   Assistant Secretary                 MS 128-025                               Electronics Corporation
                                       Middletown, PA  17057

Mark Whitney                           One Town Center Road                     Senior Corporate Counsel of Tyco
   Assistant Secretary                 Boca Raton, FL  33486                    International (US) Inc.

                                  SCHEDULE III
             EXECUTIVE OFFICERS AND DIRECTORS OF TYCO SIGMA LIMITED

                                                                            PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD              CURRENT BUSINESS ADDRESS                OR EMPLOYMENT
Byron Kalogerou                     The Zurich Centre                       Vice President, General Counsel and
   President, Assistant Secretary   Second Floor, Suite 201                 Secretary of TyCom Ltd. and Vice
   and Director                     90 Pitts Bay Road                       President and Assistant Secretary of
                                    Pembroke HM 08, Bermuda                 Tyco

Glen Miskiewicz                     The Zurich Centre                       Corporate Office Financial Controller
   Vice President and Director      Second Floor                            of Tyco
                                    90 Pitts Bay Road
                                    Pembroke HM 08, Bermuda

Rosalind Johnson                    The Zurich Centre                       Corporate Administrator of
   Secretary                        Second Floor                            Shareholder Services of Tyco
                                    90 Pitts Bay Road
                                    Pembroke HM 08, Bermuda


                                     III-1

                                   SCHEDULE IV
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          TYCO INTERNATIONAL GROUP S.A.

                                                                          PRESENT PRINCIPAL OCCUPATION
NAME AND POSITION HELD            CURRENT BUSINESS ADDRESS                OR EMPLOYMENT
Richard W. Brann                  6, avenue Emile Reuter                  Managing Director of Tyco
   Managing Director              L-2420 Luxembourg                       International Group S.A.

Michelangelo Stefani              6, avenue Emile Reuter                  Deputy Group Counsel of Tyco Group
   Managing Director (citizen     L-2420 Luxembourg                       S.A.R.L.
   of Italy)

Alastair Macgowan                 6, avenue Emile Reuter                  Treasury Director of Tyco
   Director (citizen of United    L-2420 Luxembourg                       International Group S.A.
   Kingdom)


                                      IV-1